UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Extraordinary General Meeting

—

Rio de Janeiro, August 27, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that the Extraordinary General Meeting, held today, exclusively under the digital format, analyzed and approved, by majority vote, the following:

I.       Election of eight (8) members of the Board of Directors of Petrobras, by cumulative vote process, as follows:

Mrs. Cynthia Santana Silveira

Mr. Eduardo Bacellar Leal Ferreira

Mr. Joaquim Silva e Luna

Mr. Marcelo Gasparino da Silva

Mr. Márcio Andrade Weber

Mr. Murilo Marroquim de Souza

Mr. Ruy Flaks Schneider

Mrs. Sonia Julia Sulzbeck Villalobos

II.       Election of Mr. Eduardo Bacellar Leal Ferreira as Chairman of the Board of Directors.

III. Election of Mr. Jeferson Luís Bittencourt as main fiscal councilior and Mrs.Gildenora Dantas Milhomem as alternate.

IV. The adjust, as proposed by the Management, of the amount of the overall compensation of the members of the Audit Committee approved at the Annual General Meeting of April 14, 2021.

V. The adjust of the amount of the overall compensation of the members of other Advisory Committees of the Board of Directors approved at the Annual General Meeting of April 14, 2021, under the terms of the Federal Government's vote, following orientation from the Secretariat for Coordination and Governance of State Companies - SEST, to R$2,165,932.39 (instead of the Management's proposal of R$2,354,906.36).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer